

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 15, 2010

Mr. Mark Castaneda
Chief Financial Officer
Primo Water Corporation
104 Cambridge Plaza Drive
Winston-Salem, North Carolina 27104

> **Re: Primo Water Corporation**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed October 6, 2010**
> **File No. 333-165452**

Dear Mr. Castaneda:

We have reviewed the amendment to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. We note your added disclosure that, among other things, the offering is conditioned on the Company receiving gross proceeds in initial borrowings under the new senior revolving credit facility simultaneously with payment for the shares of common stock offered hereby in an amount sufficient to consummate the transactions described under Use of Proceeds. Please revise your disclosure in plain English to quantify the amount of gross proceeds that the Company must receive under the new credit facility to satisfy this condition. Please also describe this provision in greater detail under Use of Proceeds.

Capitalization, page 36

2. We note that the first bullet point on this page states: "on an actual basis (<u>without</u> giving effect to the 1-for-10.435 reverse stock split of our common stock)"; however, your capitalization table is properly presented giving effect to the stock split. Please

revise. Also the first bullet point of your pro forma capitalization disclosure discusses the reverse stock split as if it had occurred as of June 30, 2010. Since the reverse stock split is now reflected in your actual column, please revise your bullet point as necessary.

Dilution, page 38

3. Please refer to your discussion of the impact of a $1.00 increase or decrease in the offering price as seen on page 39. Please provide us with the details of your calculations resulting in a change to the pro forma as adjusted dilution per share of $0.45 and $0.43, as we are unable to recalculate these amounts.

4. Please refer to your tabular presentation of the number of shares purchased by different groups of investors as seen in the middle of page 39. Please provide us with the details of your calculation of 6.94 million shares of common stock purchased by existing investors on a pro forma as adjusted basis at June 30, 2010. In this regard, your historical June 30, 2010 balance sheet indicates that you had 1.46 million shares of common stock actually outstanding, and footnotes (g) and (h) to your pro forma June 30, 2010 balance sheet indicate that your preferred stock will convert into a total of 5.4 million shares of common stock, which appears to total to 6.86 million shares instead of 6.94 million shares.

Unaudited Pro Forma Consolidated Financial Data, page 41

5. Please include a discussion of the $2.4 million beneficial conversion feature charge on the conversion of the Series C preferred in footnote (j) as this affects accumulated deficit.

Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm, page F-2

6. We note the "to be issued" audit report included in your filing. Please be advised that your registration statement cannot be declared effective until the preface in the audit report is removed and the audit report finalized.

Exhibit 23.1

7. Similar to the comment above on your "to be issued" audit report, please be advised that your registration statement cannot be declared effective until the preface in the consent is removed and the consent finalized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737 if you have any questions regarding the financial statements and related matters. Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: D. Scott Coward, K&L Gates LLP
        Via Facsimile